January 5, 2006

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CuraGen Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 0-23223

Ladies and Gentlemen:

We are in receipt of your request for a formal response to your letter dated December 23, 2005 regarding your review of certain items in connection with our Form 10-K for Fiscal Year Ended December 31, 2004. Your letter indicated that within ten business days you would like our formal response or an indication of when we would be able to respond. In order to fully and adequately respond to your comments and obtain the appropriate review from our outside counsel and auditors, we would like to request additional time to respond beyond the recommended ten business days. Due to the timing of the receipt of this letter and the availability of the appropriate personnel and outside professionals at this time of year, we would like to provide our formal response to you via EDGAR filing on or before January 25, 2006.

We note that we filed an 8-K on September 9, 2005 indicating that our corporate address has changed to 322 East Main Street, Branford, Connecticut 06405. If possible, we would appreciate the staff sending correspondence to our new address. Please also note that my phone number is 203-871-4352 and my fax number is 203-483-2550.

Please do not hesitate to call me with any comments or questions regarding this request.

Very truly yours,

/s/ David Wurzer

David Wurzer

Executive Vice President and Chief

Financial Officer

cc:	Securities and Exchange Commission

Jim B. Rosenberg

Sasha Parikh

Mary Mast